News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	December 18, 2025

Seabridge Gold Provides Year End Update

Toronto, Ontario. Seabridge Gold Inc. (TSX: SEA) (NYSE: SA) ("Seabridge" or the "Company") provided today a year end update to shareholders on 2025 activities.

KSM Partnership

In 2025, management focused on completing due diligence exercises with a number of high-quality potential partners. In Q3, final site visits were completed by three selected joint venture finalists. Although we will miss our self-imposed year-end target for an announcement, we are advancing towards a partnership with our preferred candidate and look forward to sharing more information as soon as possible.

KSM Field Activities: Ready for Final Feasibility

The KSM Project recorded strong progress in 2025, achieving key steps in its development pathway.  An extensive field data collection program was completed including the largest geotechnical drilling effort in our history, totaling approximately 8,500 meters of drilling across 117 drill holes to provide sufficient information to commence the project's next major phase of a Feasibility Study.  Construction also advanced on the Treaty Creek Terminal (TCT) switching station which connects KSM to renewable power from BC Hydro. Major milestones achieved in 2025 included completion of earthworks, concrete foundations, steel erection, and installation of transmission line structures connecting the TCT to the Northwest Transmission Line.

Project support teams continued with high standards and performance, including receiving the prestigious David Barr Award, having zero reportable environmental incidents, and maintaining a strong emphasis on Indigenous engagement and collaboration. At peak activity, the project supported more than 260 workers on site.

Courageous Lake Spin-Out: Optimizing Shareholder Value

Seabridge has made the decision to spin-out its wholly owned subsidiary, Seabridge Gold (NWT) Inc. (to be renamed "Valor Gold") which owns 100% of the Courageous Lake Gold Project, located in Canada's Northwest Territories. We intend to distribute all of the Valor Gold shares to Seabridge shareholders and list them on at least one major public stock exchange. Valor will have its own dedicated management team and Board of Directors. Seabridge will continue focusing primarily on its KSM gold/copper project and its other exploration assets.

Following the spin-out, Valor Gold will be focused on advancing the Courageous Lake Project through exploration, engineering and permitting. Courageous Lake is one of Canada's largest undeveloped gold projects with total contained gold inventory, comprising Measured and Indicated Resources, of 11.0 million oz of gold (145.2 million tonnes at an average grade of 2.36 grams per tonne), plus an additional 3.3 million ounces of gold in the inferred category (40.6 million tonnes at 2.52 grams per tonne). The reported measured and indicated resources include 2.8 million ounces of proven and probable reserves (33.9 million tonnes at 2.6 grams per tonne) which would make it one of the highest-grade open pit gold projects in Canada.

We believe Courageous Lake is being attributed little to no value in the price of Seabridge shares today. Spinning out Courageous Lake allows the market and our shareholders to determine its value which we believe has been overshadowed for too long by KSM

2025 Exploration: Enhancing Gold Resources per Share

Our corporate strategy has focused from the beginning on increasing gold ownership per share. The latest success in this strategy is unfolding just a few kilometers from KSM in BC's Golden Triangle.

At the Iskut Project, Seabridge completed 24,225 meters of diamond drilling this summer, focused on following up the 2024 Snip North discovery and off-setting drill holes in a roughly 175-meter pattern. Drilling has defined a major porphyry system. Each of the holes drilled in 2025 intersected wide zones of mineralization including 820 meters of 0.66 gpt Au and 0.14% Cu in hole SN-25-30. Snip North is now defined over a strike length of 2,100 meters, a dip projection of 600 meters and up to 700 meters in width. The limits of mineralization have not yet been defined, and the system remains open at depth to the west and north.

Seabridge plans to issue a mineral resource estimate on Snip North in early 2026 and continue drilling in 2026 to define the limits of the system and target a potentially higher-grade intrusive porphyry source.

Permitting: Advancing of KSM

Working with our preferred partner candidate, we have been identifying and planning the next steps in the development of KSM. Obtaining the necessary permits is a critical component of this process.

In 2025, we met all regulatory requirements for the M-245 Joint Mines Act / Environmental Management Act amendment application. The permit is currently in its final drafting stage with the Ministry of Critical Minerals and Ministry of Environment and Parks (MCM/ENV), and is anticipated to be issued in the first quarter of 2026. This amendment will permit construction of the Mitchell-Treaty Tunnel (MTT) along its entire route as designated in our License of Occupation and protected by our Conditional Mineral Reserve.

We maintained compliance with all major permits, conditions, reporting obligations, regulatory inspections and requests across its five active projects. In 2025, eight inspections were conducted by five separate regulatory agencies, with no major non-compliances identified.

Seabridge advanced its multi-year reclamation of the historic Johnny Mountain Mine, a former transboundary abandoned site, in close partnership with the Tahltan Nation. Acquired in 2016 with the purchase of Snip Gold, the site is expected to require approximately two more years of reclamation work following the progress made in 2025.

Throughout 2025, Seabridge Gold strengthened its relationships with Indigenous groups, including Treaty and First Nations, through proactive engagement, open communication, cultural respect, and targeted support initiatives. The company maintained strong connections with the Nisga'a and Tahltan Nations, and the Gitxsan Hereditary Chiefs' office, and resumed engagement with the Gitanyow Hereditary Chiefs' office for the KSM Project.

Defending Our Property Rights

The court hearing at which petitioners challenged the Substantially Started Designation for KSM granted by the BC government in 2024 took place from September 22 to October 3, 2025.  Thorough oral submissions were made to the judge during the hearing in defense of the substantially started determination. BC's and the Company's submissions forcefully addressed the deficiencies alleged by the plaintiffs in the BC EAO's decision-making process to grant the Substantially Started Designation. The judge's decision is expected in Q1 2026.

A Successful 2025 and an Even Better 2026

We are proud of our accomplishments this year and with the expectation of our KSM partner in place early next year, we expect to make 2026 our best year yet. We wish our shareholders a prosperous and happy 2026. We will do our best to make it so.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut projects are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project is in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit Seabridge's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the Company's intention to spin-out Valor Gold by way of plan of arrangement and the distribution of the shares of its subsidiary to the Company's shareholders; (ii) the targeted listing of the shares of Valor Gold on a major public exchange; (iii) the anticipated focus of Valor Gold post-spin-out being the advancement of Courageous Lake through exploration, engineering and permitting, (iv) the mineral resource and mineral reserve estimates at the Courageous Lake Project and the Company's belief that Courageous Lake's measured and indicated resources and proven and probable reserves would make one of the highest-grade open pit gold projects in Canada; (v) the Company's belief that Courageous Lake is being attributed little to no value in the price of Seabridge shares today; (vi) the Company's plans to issue a mineral resource estimate on Snip North in early 2026; (vii) the Company's plans to continue drilling in 2026 to define the limits of the Snip North system and target a potentially higher-grade intrusive porphyry source; (viii) the amendment to the M-245 Joint Mines Act / Environmental Management Act that permits construction of the Mitchell-Treaty Tunnel (MTT) along its entire route being issued in Q1 2026; (ix) the Johnny Mountain mine site requiring approximately two more years of reclamation work; and (x) the Company's expectation that a KSM Partner will be in place in 2026 and make 2026 the best year yet for the Company.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: the spin-out may not occur on the timeline anticipated or at all; the structure of the spin-out is subject to change; the Company does not receive the necessary approvals for the transaction, including shareholder, TSX and court approvals; the shares of Valor Gold may not be listed on a major public exchange; the anticipated exploration focuses of Valor Gold may not be as anticipated; that changes occur in the underlying facts used to calculate a resource or reserve estimate that make declaration of a mineral resource or mineral reserve problematic or the withdrawal of it necessary, difficulties in securing necessary authorizations, changes in the affairs of the potential KSM Partners that may delay conclusion of a partnership forming on KSM, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chair & C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292

Email:  info@seabridgegold.com